FORM 6K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of:        October, 2004

Commission File Number:      0-30456

CHARTWELL TECHNOLOGY INC.
(Translation of registrant’s name into English)

Suite 700, 407 2nd Street SW Calgary, Alberta Canada T2P 2Y3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

December 5, 2004	signed "Don Gleason" Don Gleason, CFO

PRESS RELEASE

CHARTWELL TECHNOLOGY MAKES DELOITTE FAST 50 LIST

Chartwell Technology Inc.	TSX: CWH

Calgary, Canada, October 4, 2004, Chartwell Technology Inc. (TSX: CWH) a leading provider of gaming software systems and entertainment content to the online and mobile gaming industry is pleased to announce that it has been ranked 6th of the fastest 50 growing technology companies in Canada as selected by Deloitte.

Currently in its 7th year, the Deloitte Canadian Technology Fast 50 is a prestigious annual award based on percentage revenue growth over a five-year period and is the only award specifically for technology companies in Canada.

“To rank on the Deloitte Technology Fast 50, companies must have phenomenal revenue growth over five years,” said Garry Foster, National Director, Technology, Media & Telecommunications, Deloitte. “Chartwell Technology has proven to be one of the fast-growth success stories in Canada, and we applaud their success and vision.”

Over the past five years Chartwell has grown its revenues from under $500K in 1999 to over $7 Million in 2003 providing growth of approximately 1,300%. 2003 was a significant year for the company delivering its first full profitable year, six consecutive quarters of profitability and posting earnings of $0.11 per share. Revenues have continued to climb with the company reporting earnings of $0.16 cents on revenues of $8.7 Million for the first nine months of fiscal 2004. During the same period Chartwell graduated to the TSX and has attracted the following of three Canadian Investment Dealers.

“We are very pleased to be recognized by Deloitte for the growth we have achieved. Our growth and our profitability reflect our dedication to excellence in software development and customer support.”, stated Darold H. Parken, President and CEO of Chartwell, “We are proud of the software products we produce and more importantly, we are very proud of the people of Chartwell who have made our company so successful. It is an honour to be included in the Technology Fast 50 and we applaud the achievement of all of the members of the group.”

Winners of the 19 regional Technology Fast 50 programs in the United States and Canada are automatically entered in the Deloitte Technology Fast 500 program, which ranks North America’s top 500 fastest growing technology companies. For more information on the Fast 50 or Fast 500 programs visit www.fast50.ca or www.fast500.ca or www.fast500.com

About Chartwell

Chartwell Technology Inc. specializes in the development of leading edge gaming applications and entertainment content for the Internet and wireless platforms and other remote access devices. Chartwell’s Java and Flash based software products and games are designed for deployment in gaming, entertainment, advertising and promotional applications. Chartwell does not participate in the online gaming business of its clients. Chartwell’s team of highly trained professionals is committed to delivering the highest quality software and maintaining its leading edge through continuous development and unparalleled customer support.

About Deloitte

Deloitte, Canada’s leading professional services firm provides audit, tax, financial advisory services and consulting through more than 6100 people in more than 47 offices. Deloitte & Touche LLP, operates in Quebec as Samson Belair/Deloitte & Touche s.e.n.c.r.l. The firm is dedicated to helping its clients and its people excel. Deloitte is the only professional services firm to be named to the Globe and Mail’s Report on Business Magazine annual ranking of Canada’s top employers for two consecutive years: 35 Best Companies to Work for in Canada in 2001 and 50 Best Companies to Work for in Canada in 2002. “Deloitte” refers to Deloitte & Touche LLP and affiliated entities. Deloitte is the Canadian member firm of Deloitte Touche Tohmatsu. Deloitte Touche Tohmatsu is a Swiss Verein (association), and, as such, neither Deloitte Touche Tohmatsu nor any of its member firms has any liability for each other’s acts or omissions. Each of the member firms is a separate and independent legal entity operating under the name ” Deloitte,” “Deloitte & Touche,” “Deloitte Touche Tohmatsu” or other related names. The services described herein are provided by the Canadian member firm and not by the Deloitte Touche Tohmatsu Verein.

Chartwell invites you to preview and play our games at: www.chartwelltechnology.com

For further information, please contact Chartwell Technology Inc.

Don Gleason, Chief Financial Officer (877) 261-6619 or (403) 261-6619 dgleason@chartwelltechnology.com	David Bajwa, Investor Relations (877) 669-4180 or (604) 669-4180 info@chartwelltechnology.com

The Toronto Stock Exchange does not accept responsibility for the adequacy or accuracy of this press release.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: The statements contained herein which are not historical fact are forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements, including, but not limited to, certain delays in testing and evaluation of products, regulation of the online gaming industry, and other risks detailed from time to time in Chartwell’s filings with the Securities & Exchange Commission. We assume no responsibility for the accuracy and completeness of these statements to actual results. This is not an offer to sell or a solicitation of an offer to purchase any securities.